Filed by McDonald's Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  McDonald's Corporation
Subject Company's Commission File No.: 1-5231

In connection with the proposed separation of Chipotle Mexican Grill, Inc. from McDonald’s Corporation, Chipotle will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a prospectus describing McDonald’s proposed exchange of its interest in Chipotle for shares of McDonald’s common stock. The prospectus will contain important information about the exchange offer and related matters. Investors and security holders are urged to read the prospectus, and other related documents filed with the SEC, when they become available and before making any investment decision. You will be able to obtain a free copy of the prospectus (when available) and other related documents filed with the SEC by McDonald’s and Chipotle at the SEC’s website at www.sec.gov, and those documents may also be obtained for free, as applicable, from McDonald’s at www.investor.mcdonalds.com or Chipotle at www.chipotle.com. Neither McDonald’s, Chipotle nor any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

EXCHANGE OFFER OF COMMON STOCK OF CHIPOTLE MEXICAN GRILL FOR
COMMON STOCK OF McDONALD’S CORPORATION

QUESTIONS AND ANSWERS

In its press release dated July 25, 2006, available at www.investor.mcdonalds.com, McDonald’s Corporation has stated its plan to proceed with the disposition of its remaining interest in Chipotle Mexican Grill, Inc., consisting of 16,539,967 shares of Chipotle class B common stock, which represented approximately 82.2% of the voting interest and 50.8% of the economic interest in Chipotle as of June 30, 2006. The disposition will be effected through an exchange offer with eligible McDonald’s shareholders, who will have the option to tender some, all or none of their McDonald’s shares for Chipotle class B common stock on terms to be determined. We refer to this transaction as the “exchange offer” or the “split-off.” In the event that all the Chipotle shares owned by McDonald’s are not exchanged in the split-off (and the offer has not been terminated), McDonald’s plans to distribute those shares to its shareholders promptly following the completion of the split-off. We refer to this potential distribution as the “spin-off.” After these transactions, Chipotle will be wholly independent from McDonald’s. The following are answers to common questions about the separation of Chipotle from McDonald’s.

1.	Why has McDonald’s decided to separate Chipotle from McDonald’s?

McDonald’s board of directors has authorized the separation in order to enable McDonald’s to focus its management and financial resources on the McDonald’s brand. McDonald’s also believes that Chipotle’s separation from McDonald’s will afford Chipotle increased flexibility and decision-making power to pursue its own strategic objectives.

2.	Why did McDonald’s choose an exchange offer as the way to separate Chipotle from McDonald’s?

McDonald’s believes that the exchange offer is a tax-efficient way to divest its interest in Chipotle. It gives McDonald’s shareholders an opportunity to adjust their investment between McDonald’s and Chipotle on a tax-free basis for U.S. federal income tax purposes (except with respect to cash received in lieu of a fractional share) and is expected to be tax-free to McDonald’s and Chipotle.

McDonald’s and Chipotle also have significantly different competitive strengths and operating strategies. The exchange offer is an efficient means of placing Chipotle class B common stock with holders who wish to own an interest in Chipotle. By comparison, a separation effected exclusively by spin-off would result in all McDonald’s shareholders becoming owners of Chipotle, regardless of their desire to own shares of Chipotle.

3.	What are the main ways that the relationship between Chipotle and McDonald’s will change after the separation is completed?

The separation will establish Chipotle as wholly independent from McDonald’s. Because McDonald’s will no longer own any interest in Chipotle, Chipotle will be free to pursue its own initiatives, regardless of whether those initiatives are consistent with McDonald’s view. After the separation, Chipotle will also be responsible for securing all of its own management, financial, tax, accounting, legal and other resources. Chipotle and McDonald’s are in the process of completing the transition to Chipotle or its service providers of substantially all services McDonald’s previously provided to Chipotle. The companies expect the transition to be complete concurrently with the separation, except for certain limited information technology systems and facilities services that may continue to be provided by McDonald’s for no more than 24 months following the completion of the exchange offer.

After the separation, Chipotle may also lose some other benefits of its relationship with McDonald’s, such as with respect to supply or service arrangements available to it as a subsidiary of McDonald’s. Chipotle has been evaluating and pursuing alternatives to minimize any potential disruption to its operations caused by the separation from McDonald’s.

4.	Will the separation from McDonald’s have a material financial impact on Chipotle as an independent company?

Chipotle does not expect that the financial impact of its separation from McDonald’s will be material to its financial condition or results of operations, taken as a whole.

5.	Who may participate in the exchange offer and will it be extended outside the United States?

Any holder of McDonald’s common stock during the exchange offer period, which will be at least 20 business days, may participate in the exchange offer, including directors and officers of McDonald’s, Chipotle and their respective subsidiaries.

The decision whether to exchange McDonald’s common stock held in the McDonald’s Corporation Profit Sharing and Savings Plan and the McDonald’s Ventures 401(k) Plan will be made by an independent fiduciary appointed under those plans upon the pricing of the exchange offer.

McDonald’s does not plan to take any action to facilitate a public offer outside the United States. Accordingly, the ability of persons resident outside the United States to tender McDonald’s common stock in the exchange offer will be limited and will depend on whether they are permitted to do so under local law.

6.	How many shares of Chipotle class B common stock will be received for each share of McDonald’s common stock tendered?

The number of shares of Chipotle class B common stock receivable by persons tendering McDonald’s shares in the exchange offer will be determined primarily based on the market prices of the common stock of the two companies. We call this the “exchange ratio,” and more information about when and how it will be determined (including any discounts to encourage participation) will be included in the documentation for the exchange offer when it becomes available.

7.	What is the aggregate number of shares of Chipotle class B common stock being offered in the exchange offer?

McDonald’s is offering an aggregate of 16,539,967 shares of Chipotle class B common stock. The aggregate outstanding Chipotle common stock consists of approximately 42.4% of class A common stock and 57.6% of class B common stock. McDonald’s currently owns 16,539,967 shares of Chipotle’s class B common stock representing approximately 82.2% of the voting interest and 50.8% of the economic interest in Chipotle. In the exchange offer, McDonald’s will offer all of its remaining interest in Chipotle. If the exchange offer is not fully subscribed (and is not terminated), McDonald’s plans to distribute any remaining shares to its shareholders in a spin-off promptly following the completion of the exchange offer.

8.	Are there any conditions to McDonald’s obligation to complete this exchange offer?

McDonald’s expects that the exchange offer will be subject to certain conditions, which may include a requirement that the shares tendered for exchange by all participating holders exceed a minimum threshold. If any of the conditions is not satisfied, McDonald’s will have the ability to terminate the exchange offer, among other rights. More information about these conditions will be included in the documentation for the exchange offer when it becomes available.

9.	What happens if not enough shares of McDonald’s common stock are tendered to allow McDonald’s to exchange all of the shares of Chipotle class B common stock it owns?

In that case, assuming that the exchange offer is not terminated, McDonald’s plans to distribute in a spin-off to its shareholders, on a pro rata basis, all of its remaining shares of Chipotle class B common stock promptly following the completion of the exchange offer. The spin-off will be a special dividend distribution with respect to McDonald’s common stock, and the record date for holders to receive shares in any potential distribution will be set promptly following expiration of the exchange offer.

10.	What happens if the exchange offer is oversubscribed and McDonald’s is unable to fulfill all tenders of McDonald’s common stock at the exchange ratio?

In that case, shares of McDonald’s common stock that are properly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration,” and more information about how proration will be effected (including any exceptions), will be included in the documentation for the exchange offer when it becomes available. Any shares of McDonald’s common stock not accepted for exchange as a result of proration would be returned to tendering shareholders.

11.	How long will the exchange offer be open?

U.S. securities laws require that the exchange offer period be at least 20 business days, although this period may be extended or terminated. The exchange offer period, the expiration date and information about how the exchange offer period may be extended or terminated will be included in the documentation for the exchange offer when it becomes available.

Eligible holders of McDonald’s common stock who want to participate in the exchange offer must tender their shares prior to the expiration of the exchange offer, which will be a time specified in the documentation for the exchange offer, and must follow the procedures described in such documentation.

12.	How many shares of McDonald’s common stock will be acquired by McDonald’s if this exchange offer is completed?

The number of shares of McDonald’s common stock that will be accepted if the exchange offer is completed will depend on the exchange ratio, the number of shares tendered by holders of McDonald’s common stock and other factors that will be described in the documentation for the exchange offer when it becomes available.

13.	How do I decide whether to participate in the exchange offer?

Whether you should participate in the exchange offer depends on many factors. You should examine carefully your specific financial position, plans and needs before you decide whether to participate, as well as the relative risks associated with an investment in Chipotle and McDonald’s. Information about those risks is contained in the periodic reports that each company files with the Securities and Exchange Commission and that information, together with other information about each company, will be included in the documentation for the exchange offer when it becomes available.

Neither McDonald’s, Chipotle nor any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should tender your shares of McDonald’s common stock. You must make your own decision after carefully reading the documentation for the exchange offer when it becomes available and consulting with your advisors in light of your own particular circumstances. You should read that documentation carefully because it will contain important information about the exchange offer.

14.	How will I be able participate in the exchange offer?

The procedures you must follow to participate in this exchange offer will depend on whether you hold your shares of McDonald’s common stock in certificated form, through a bank or broker or through McDirect Shares. The specific procedures you must follow will be included in the documentation for the exchange offer when it becomes available.

15.	If I hold equity-based compensation awards related to the value of McDonald’s common stock (e.g., stock options or restricted stock units), will my awards be affected by the exchange offer?

No.

16.	Will I be able to tender only a part of my McDonald’s common stock in the exchange offer?

Yes. You will be able to tender all, some or none of your McDonald’s common stock.

17.	What do I do if I want to retain all of my McDonald’s common stock?

If you want to retain your McDonald’s common stock, you will not need to take any action in connection with the exchange offer.

18.	Will the exchange offer permit me to change my mind after I tender my McDonald’s common stock?

Yes. The exchange offer will permit tendering holders of McDonald’s common stock to withdraw shares tendered at any time before the exchange offer expires. If you change your mind again prior to the expiration of the exchange offer, you will be able to re-tender your McDonald’s common stock by following the tender procedures again.

19.	How soon would I receive delivery of my Chipotle common stock once I have tendered my McDonald’s shares?

Shares of Chipotle class B common stock are expected to be delivered by book-entry transfer as soon as practicable after acceptance of shares of McDonald’s common stock in the exchange offer and the determination of any proration if the exchange offer is oversubscribed, all as determined on expiration of the exchange period.

20.	Will the Chipotle class B common stock be listed on an exchange following the completion of this exchange offer?

Yes. Chipotle plans to apply to list its class B common stock on the New York Stock Exchange, where its class A common stock is also listed.

21.	Will trading prices for the class A common stock and class B common stock be different?

There is currently no trading market for Chipotle class B common stock, and neither McDonald’s nor Chipotle can assure you that one will develop. Chipotle class A common stock is listed on the New York Stock Exchange under the symbol “CMG,” and Chipotle plans to apply to list the class B common stock on the NYSE as well. Neither McDonald’s nor Chipotle can predict whether there will be any disparity in the trading prices for the two classes of stock once both are publicly listed.

22.	Will the Chipotle class B common stock be convertible into Chipotle class A common stock following the completion of this exchange offer?

No.

23.	Does the Chipotle class B common stock have different voting rights from the class A common stock? How do they share in dividends?

Holders of Chipotle class A common stock are entitled to one vote per share, while holders of Chipotle class B common stock are generally entitled to ten votes per share on matters subject to shareholder vote. Holders of Chipotle class A common stock and class B common stock will share equally on a per share basis in any dividend declared by Chipotle’s board of directors, subject to any preferential rights of holders of any outstanding shares of Chipotle preferred stock. Chipotle did not pay any dividends in 2004, 2005 or 2006 and anticipates that it will retain future earnings for the operation and expansion of its business.

Holders of Chipotle class A common stock and class B common stock also participate on a pro rata basis in any distribution of assets on liquidation, dissolution or winding up of Chipotle, subject to prior rights of holders of Chipotle preferred stock.

You can find out more information about Chipotle’s capital stock by reading Chipotle’s certificate of incorporation, which is on file with the SEC.

24.	Does McDonald’s own any shares of Chipotle class A common stock?

No.

25.	How long will Chipotle maintain two classes of common stock?

Chipotle plans to maintain the two classes of common stock indefinitely.

26.	Will I be taxed on the shares of Chipotle common stock that I receive in this exchange offer?

It will be a condition to the exchange offer and, if applicable, any spin-off, that McDonald’s receive an opinion of counsel confirming the tax-free status for U.S. federal income tax purposes of the exchange offer and any spin-off to McDonald’s and its shareholders (except with respect to any cash received in lieu of a fractional share). The opinion of counsel will not address any state, local or foreign tax consequences of the exchange offer that may apply to McDonald’s or its shareholders. You will need to consult your own tax advisor as to the particular tax consequences to you of the exchange offer.

27.	Are there any appraisal rights for holders of McDonald’s or Chipotle common stock?

No.

28.	What will McDonald’s do with the shares of McDonald’s common stock it acquires in the exchange offer?

The McDonald’s common stock acquired by McDonald’s in the exchange offer will be held as treasury stock.

29.	What is the impact of the exchange offer on McDonald’s share count?

Any McDonald’s common stock acquired by McDonald’s in the exchange offer will reduce McDonald’s shares outstanding, although McDonald’s actual number of shares outstanding on a given date reflects a variety of factors such as option exercises.

30.	How does this affect McDonald’s share repurchase program?

Due to a regulatory restriction relating to the exchange offer, investors should not expect McDonald’s share repurchase activity to resume until 10 business days after the exchange offer. Once the restriction ends, we expect repurchase activity to resume, subject to market conditions. McDonald’s has not made any purchases to date in the third quarter of 2006.

31.	Where can I find out more information about McDonald’s and Chipotle?

You can find out more information about McDonald’s and Chipotle by reading the reports that each company files with the Securities and Exchange Commission. You may read and copy those reports at the SEC’s principal office in Washington D.C., and the SEC also maintains a website at www.sec.gov, where these reports may be obtained free of charge. Those documents may also be obtained for free, as applicable, from McDonald’s at www.investor.mcdonalds.com or Chipotle at www.chipotle.com.

Special Note Regarding Forward-Looking Statements

Information in this communication contains forward-looking statements, which reflect expectations of McDonald’s and Chipotle’s management about future events and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the implications of the separation of Chipotle from McDonald’s, and each company’s plans, objectives, expectations and intentions and other statements that are not historical facts. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the SEC filings of McDonald’s and Chipotle, such as annual and quarterly reports and, when available, the prospectus for the exchange offer. McDonald’s and Chipotle disclaim any obligation to update and revise statements contained in these materials.

Date: July 25, 2006